

Cue Energy Resources Limited

A.B.N. 45 066 383 971





05005520

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

24 January 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 03 2005
WASH, D.C. 185 SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 DECEMBER 2004

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was NZ$14.125m.

Papua New Guinea

- Quarterly revenue received from SE Gobe field was US$1,026,971
- Line cutting and drilling began on the PPL190 seismic survey, with recording beginning subsequent to the end of the quarter.

Indonesia

- A revised environmental plan and revised Plan of Development for the Oyong field to allow early oil production third quarter 2005, were submitted to the Indonesian authorities.
- Jeruk -2 tested 7800 barrels of oil per day from a zone near the top of the carbonate reservoir.
- Jeruk -2 was deepened and sidetracked and subsequent to the end of the quarter, tested oil from a deeper zone. The oil column was determined to be at least 380 metres.

Australia

- Cue was awarded 2 new exploration permits in the Bass Basin.
- Subsequent to the end of the quarter, Cue was offered and accepted, 3 new exploration permits in the Carnarvon Basin.

New Zealand

- Subsequent to the end of the quarter, Cue signed a term sheet to acquire a 5% interest in PEP 38413, which includes the Maari oil field.

Corporate

- Cue made a placement of 40 million shares at Australian 25 cents to raise AUD $10 million.

1. **PRODUCTION**

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at an average rate of approximately 6500 barrels of oil per day (Cue share approximately 250 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was US$1,026,971 and equated to 19,707 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. **DEVELOPMENT ACTIVITY**

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and has been delineated by a total of three wells.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island and has a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Reserves

Field reserves have been audited by DeGolyer and MacNaughton, an international expert.

The reserves (recoverable volumes) are characterized as technical reserves pending final joint venture approval of the development. The DeGolyer and MacNaughton reserves are:

	Proven (1P)	Proven + Probable (2P)	Proven + Probable + Possible (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147

The recoverable gas volumes do not allow for fuel and flare volumes.

Oyong Development

As a result of an increase in Oyong field recoverable oil estimates and high crude oil prices, the joint venture has modified the approved Oyong development plan to bring forward first oil production to third quarter 2005.

The planned new development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface from a sea floor tall template structure. Up to seven development wells will be drilled through and between the conductors.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java.

First gas is expected around mid 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Recent analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, have indicated that the initial oil production rate could reach 20,000 barrels of oil per day for a five horizontal well oil development.

A revised environmental plan and revised plan of development for the field were submitted to the Indonesian authorities during the quarter, to allow early oil production.

Oyong Funding

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$17 million.

The requirement for securitization of gas sales payments should also be reduced as the increased oil revenue due to higher proven reserves and increased oil prices are expected to substantially cover the cost of development. Negotiations on securitizing gas payments under the Gas Sales Agreement are still continuing.

In December 2004, Cue made a placement of 40 million shares at an issue price of Australian 25 cents to raise AUD10 million.

The money will be used to fund Cue's share of the initial capital expenditure for the oil development phase of the field.

3. EXPLORATION ACTIVITIES

Papua New Guinea

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, line cutting and shot hole drilling began on the Wabi - Wasuma seismic survey. Subsequent to the end of the quarter, data recording began. The survey is being recorded over the Wasuma and Bilip structures and the area immediately to the southwest of Bilip and is designed to define a drilling location for a potential late 2005 exploration well.

PRL -8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet.

The 6 October, 2004 announcement by Oil Search and Esso Highlands Limited that the owners of the Highlands Gas Project has decided to move the project to the front end engineering and design (FEED) phase is a significant step toward commercializing the significant volumes of natural gas that have been discovered in Papua New Guinea. The Highlands Gas Project is intended to transport natural gas from PNG to Queensland, Australia.

The combination of the PNG to Queensland pipeline and Oil Search's efforts to commercialise gas with a range of other initiatives, such as petrochemical manufacture, compressed natural gas exports and gas to liquids developments, leads

Cue to believe that its substantial volumes of recoverable gas in PRL -8 and PRL -9 will ultimately add significant value to the company.

Indonesia

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk -2 (Sole Risk Operation)

Jeruk -2 began drilling on 22 July 2004. The well is located approximately 1.6 km east of Jeruk -1.

During the quarter, Santos announced that an open-hole Drill Stem Test (DST) was performed in the well during 16th and 17th of October 2004. The test was performed over an 18 metre interval from 5,134m to 5,152m measured depth (MD).

The results from the DST were:

- A flow rate of 7,488 barrels oil (1,190 kilolitres) per day was recorded through a 1/2 inch (12.7 millimetre) surface choke accompanied by 2.21 million cubic feet (62.6 thousand cubic metres) per day of gas during a $5^{1/2}$ hour flow period.

- The flow rate was constrained by the throughput capacity of the surface production test facilities.

- A flowing tubing head pressure of 2,762 pounds per square inch (19,043 kilopascals) was recorded.

The well was then deepened to 5507m MD where an unsuccessful effort was made to obtain wireline pressure data. The well was further deepened to 5674 metres MD in an attempt to establish the extent of the hydrocarbon column. After running a 4.5 inch liner, the well was drilled to 5726 metres MD and an open hole test run, which recovered 57 barrels of formation water, but did not provide pressure data of sufficient quality to determine the extent of the hydrocarbon column.

Subsequent to the end of the quarter, due to mechanical difficulties the well was side tracked to 5460 metres MD and an open hole test run below a 4.5 inch liner set at 5430 metres.

Oil and gas were recovered at surface during the clean up flow, but the flow potential could not be established due to mechanical restriction caused by well debris in the test string.

On 20 January 2005, Santos advised that testing operations conducted by its wholly owned subsidiary, Santos (Sampang) Pty Ltd, had been completed on the Jeruk 2 wellbore and that the well would now be suspended for re-entry at a later date.

"This decision followed analysis of data from the open-hole Drill Stem Test (DST) 3 conducted during the prior week and mechanical well bore difficulties.

Examination of data obtained during the test confirmed that a mixture of fluids containing oil flowed to the surface during the initial flow from DST 3. The fluid mixture flowed at an unstabilized rate as part of the initial "clean-up" flow. The oil has an estimated gravity of 33° API, the same as oil recovered from earlier DSTs in the Jeruk field.

The open-hole DST 3 commenced on 9 January 2005 and was performed over a 30 metre interval from 5,430m to 5,460m measured depth. During the initial part of the DST the test tools became plugged with well debris, preventing further flow.

A stable flow rate could not be established. Several attempts were made to clear the plugged test string. However, it became impractical to continue testing operations and the well was suspended.

The results from DST 3 indicate that oil is present in the Jeruk field down to at least 5,460m measured depth. Analysis of data following completion of the test indicates that the oil tested in Jeruk 2 DST 3 is part of the same hydrocarbon column as that tested in Jeruk 2 DST 1 over the interval 5,134m to 5,152m in the Jeruk 2/ST2 (Side Track) well bore.

A hydrocarbon column of at least 379m has therefore been encountered in the Jeruk field indicating likely recoverable reserves in excess of the pre-drill estimate of 170 million barrels."

Santos is currently integrating all data into a final evaluation of the well to help narrow a likely reserve range for the field.

"A 3D seismic survey is being conducted in the Sampang area and will extend over the Jeruk field area. Following the 3D seismic survey, the program to appraise the field more fully will be developed."

Cue believes that the results of the Jeruk 2 are positive and very encouraging.

Cue elected not to participate in both the Jeruk -1 and Jeruk -2 wells and accordingly these wells were drilled on a sole risk basis by Santos (Sampang) Pty Ltd. However, Cue is entitled to reinstate its right to participate in the Jeruk discovery, subject to the payment in cash of its 15% share of Jeruk expenditures to the time of reinstatement and the payment of a sole risk premium, which can be paid out of oil production from a Jeruk development.

Other Areas

During the quarter, planning was undertaken to acquire an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block.

Seismic acquisition began in January 2005 with a view to defining at least one drillable prospect for late 2005 exploration drilling.

New Zealand

PEP 38413 Taranaki Basin - New Zealand (5% interest being acquire)
Operator: Santos

Subsequent to the end of the quarter Cue announced that it had signed a Sale and Purchase Agreement Term Sheet to purchase Delta Oil Taranaki Pty Ltd's (Delta) 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand. The purchase is conditional, inter alia, on required government and joint venture approvals.

Cue was introduced to the PEP 38413 opportunity by Patersons Securities Limited.

The purchase price is Australian dollars 6.2 million; which represents A$2.48 per barrel for the 2.5 million barrels of P_{50} recoverable oil volumes for the Maari field attributable to Cue. The effective date of the sale is 1 December 2004.

The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (operator) and Cue Energy Resources in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made in April 2005, with first oil production in the second quarter 2007, at an initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

The purchase of a 5% interest in PEP 38413 and the Maari field and the addition of approximately 2.5 million barrels of recoverable oil, with Cue share of initial production from the field expected to be 1,500 barrels of oil per day in 2007, will compliment Cue's existing share of oil production from the SE Gobe oil field in Papua New Guinea and the Oyong oil and gas field in Indonesia (when it comes on stream), and will provide a significant boost to future corporate cash flow, with oil production from SE Gobe, Oyong and Maari expected to continue for the next 9 to 10 years.

Australia

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

On 9 December 2004, permits T/37P and T/38P were granted to Galveston Mining Corporation Pty Ltd, a wholly owned subsidiary of Cue Energy Resources (50% interest) and Exoil Limited (50% interest). The permits are in the offshore Bass Basin, immediately adjacent to the licence which contains the Yolla gas/condensate field from which production is expected to begin in February 2005.

Western Australia

Subsequent to the end of the quarter, the Joint Authority offered to grant three new exploration permits over 2004 offshore exploration bid areas W0 -6, WO - 7 and WO -8. Area WO -6 was offered to Cue Exploration Pty Ltd (50% interest and operator) and Exoil Limited (50% interest). Areas W0 -7 and WO -8 were offered to Cue Exploration Pty Ltd (50% interest and operator) and Gascorp Australia Limited (50% interest).

The offers to grant have been accepted and grant of permits is expected shortly.

Corporate

In December 2004, Cue made a placement of 40 million new shares at an issue price of Australian 25 cents to raise AUD10 million.

By Order of the Board



Andrew Knox
Public Officer

24 January 2005

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/12/04 $NZ 000**	**Year to Date (Six Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,445	2,682
b) Payments: for exploration and evaluation	(586)	(878)
for development	-	-
for production	(297)	(495)
for administration	(593)	(900)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	21	36
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	(366)	(719)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	(376)	(274)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	77
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	77
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	10,283	10,283
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	10,283	10,283
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	9,907	10,086
b) Cash at beginning of quarter/year to date	4,572	4,637
c) Exchange rate adjustments to Item 4(a) above	(354)	(598)
d) **CASH AT END OF QUARTER**	14,125	14,125

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	1,293	1,266
b) Development	1,071	3,912
TOTAL	2,364	5,178

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	16	47
Deposits at call	14,109	4,525
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	14,125	4,572

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	T/37P T/38P	Working Working	- -	50% 50%

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		374,193,755	374,193,755	N/A	N/A
Of which issued during current quarter:		40,250,000	40,250,000	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/05
		500,000	-	10	02/05/05
		500,000	-	12	02/05/06
		500,000	-	15	02/05/06
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-



Andrew Knox
Public Officer

24 January 2005

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2004

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2004

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos (Sampang) Pty Ltd	15.0
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	"	5.568892
PRL 9	Santos Asia Pacific Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Galveston Mining Company Pty Ltd	50.00
T/38P	Galveston Mining Company Pty Ltd	50.00